
May 12, 2011

Martine A. Rothblatt
Chairman and Chief Executive Officer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

> **Re:** **United Therapeutics Corporation**
> **Registration Statement on Form S-4**
> **Filed May 2, 2011**
> **File No. 333-173857**

Dear Ms. Rothblatt:

We have limited our review of the above referenced registration statement to the following matter.

We note that United Therapeutics has outstanding comments on its Form 10-K for the fiscal year ended December 31, 20010. Please note that we will not be in a position to act on the Company's request for acceleration of the registration statement until all outstanding comments on the Form 10-K have been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen I. Glover, Esq.
       Gibson, Dunn & Crutcher LLP
       1050 Connecticut Avenue, N.W.
       Washington, D.C. 20036